SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2006

Commission File Number: 1-1225

WYETH SAVINGS PLAN

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN

By:	/s/ Paul J. Jones
Paul J. Jones
Member of the Wyeth
Savings Plan Committee

Date: June 20, 2007

WYETH SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2006 AND 2005

AND

FOR THE YEAR ENDED DECEMBER 31, 2006

EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

WYETH SAVINGS PLAN

DECEMBER 31, 2006 AND 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Wyeth Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ending after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented for all periods presented. Therefore, the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 20, 2007

Wyeth Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2006 and 2005

	December 31,
	2006	2005
Assets:
Investments at fair value	$3,018,723,999	$2,705,397,729
Participant loans, at cost	39,784,990	38,406,000

Total investments	3,058,508,989	2,743,803,729

Receivables:
Employer contributions	1,674,305	1,787,265
Participant contributions	5,835,472	6,033,823
Accrued dividends and interest	108,467	73,927
Due from brokers for securities sold	1,127,052	—

Total receivables	8,745,296	7,895,015

Total Assets	3,067,254,285	2,751,698,744

Liabilities:
Due to brokers for securities sold	—	1,071,007
Administrative expenses payable	65,976	61,017
Corrective distributions	582	1,706

Total Liabilities	66,558	1,133,730

Net Assets Available for Plan Benefits at fair value	3,067,187,727	2,750,565,014

Adjustment from fair value to contract value for fully benefit responsive investment contracts	5,044,082	5,360,164

Net Assets Available for Plan Benefits	$3,072,231,809	$2,755,925,178

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2006

Investment income:
Net appreciation in fair value of investments	$133,739,355
Interest	38,753,829
Dividends	160,574,354

Total investment income	333,067,538

Contributions:
Employer	43,655,539
Participant	162,840,715
Rollovers into Plan	20,338,260

Total contributions	226,834,514

Total additions	559,902,052

Deductions from net assets attributed to:
Benefits paid to participants	242,664,979
Corrective distributions	582
Administrative expenses	918,238

Total deductions	243,583,799

Increase in net assets	316,318,253

Transfer out of Plan into Wyeth Savings Plan - Puerto Rico	(11,622)

Net Assets Available for Plan Benefits

Beginning of Year	2,755,925,178

End of Year	$3,072,231,809

The accompanying notes to financial statements are an integral part of these statements.

WYETH SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan (the “Plan”) only provides general information. Participants in the Plan should refer to the Plan Document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (the “Company”) and became effective on April 1, 1985. Full-time and part-time (U.S. paid) employees of the U.S. Company and its participating U.S. subsidiaries who are not subject to a collective bargaining agreement (“non-union”) are eligible to participate in the Plan after attaining age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and qualified under the Internal Revenue Code of 1986, as amended, (the “Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of participant’s compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to the participant in the following year, if applicable.

Rollovers into Plan

Participants may elect to roll over their balances from qualified plans of other employers and the Wyeth Retirement Plans into the Plan, upon consent of the Plan administrator.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the Company matching contributions and all earnings thereon according to the following schedule:

Years of Continuous Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If an employee’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2006, forfeitures of $2,945,253 were used to offset Company matching contributions. As of December 31, 2006 and 2005, the amount of forfeitures available to offset future Company matching contributions totaled $1,063,108 and $1,146,220, respectively.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of vested matching contribution and salary deferral contribution funds in any of their accounts upon attaining age 59  1/2 or for financial hardship, as defined in the Plan Document. Participants are limited to one quarterly non-hardship and one hardship withdrawal each year. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee (“the Committee”). Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Administrative Costs

Most costs and expenses of administering the Plan are paid by the Company except for certain investment expenses, which are deducted from the applicable investment funds. Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower’s vested interest in their account balance. Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. On December 29, 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position paper (“FSP”) on the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for plan benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for plan benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented; therefore, requiring reclassification of the amounts at December 31, 2005 to conform with proper presentation. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006. The effect of adopting the FSP had no impact on net assets available for plan benefits or changes in net assets available for plan benefits, as such investments have historically been presented at contract value.

In June 2006, FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This interpretation, which is effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 8). Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for plan benefits and changes in net assets available for plan benefits.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in the first quarter of 2008. The Plan is currently evaluating the statement’s impact on its financial statements.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Mutual funds and collective trusts are recorded at fair market value, which is based upon their published net asset value. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Interest bearing cash is valued at cost. Participant loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2006	2005
Investments at Fair Value as Determined by Reported Net Asset Value

Mutual Funds	$1,827,400,035	$1,489,025,684
Collective Trust	23,674,619	83,178,925

Investments at Estimated Fair Value

Investment Contracts	683,540,396	677,370,674

Investments at Cost

Participant Loans	39,784,990	38,406,000
Interest Bearing Cash	47,336,315	20,837,457

Investments at Fair Value as Determined by Quoted Market Price

Common Stocks	436,772,634	434,984,989

Total Investments	$3,058,508,989	$2,743,803,729

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACTS

The Plan’s Interest Income Fund (“the fund”) primarily invests in two types of investment contracts including guaranteed investment contracts (“GICs”) and synthetic GICs (“Wrappers”), both issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the issuer. The fair values of the guaranteed investment contracts are $352,142,370 and $362,653,062 at December 31, 2006 and 2005, respectively. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Traditional fixed-rate GICs in the Plan do not experience fluctuating crediting rates.

A synthetic GIC is an investment contract issued by an insurance company or bank, backed by units of commingled bond funds that are owned by the fund. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets by a third party custodian. The fair values of the underlying assets are $328,606,599 and $315,263,971 at December 31, 2006 and 2005, respectively. The wrapper contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, over the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value. The fair values of the wrapper contracts are $2,791,427 and ($546,359) at December 31, 2006 and 2005, respectively.

Primary variables impacting future crediting rates of the wrappers include:

•	current yield of the assets within the wrap contract

•	duration of the assets covered by the wrap contract

•	existing difference between the market value and contract value of the assets within the wrap contract.

Benefit-responsive investment contracts, including guaranteed investment contracts and wrap (synthetic) contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals, permitted under a participating plan, will be paid at contract value. In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to the fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans; and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts generally are evergreen contracts that contain termination provisions. Wrap agreements permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally wrap contracts permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

NOTE 4 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-five investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-five investment options were as follows for 2006 (*newly offered in 2006):

Interest Income Fund - consists primarily of guaranteed investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. There are also several collective trusts and wrapper contracts (the purpose of the wrapper contracts is to provide market and cash flow risk protection to the Plan by maintaining the stable value of the investment and ensuring the desired targeted return) in the fund. The fund also contains a money market/STIF component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts underlying the Interest Income Fund are guaranteed by the issuing insurance carrier. The Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The underlying bond portfolios of the wrapper contracts must have a blended portfolio credit rating that adheres to these guidelines. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield interest rates attributable to these contracts approximated 4.79% and 4.86% for the years ended December 31, 2006 and 2005, respectively. The average yield interest rates credited to participants approximated 5.04% and 4.85% for the years ended December 31, 2006 and 2005, respectively.

Wyeth Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth by investing in stocks, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide capital appreciation by investing primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks to provide long-term growth of capital by investing in stocks of large and mid-sized companies.

PIMCO Total Return – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

RS Partners Fund* – consists of shares in a mutual fund managed by RS Investment Management Co LLC that seeks to provide capital appreciation by investing in the common stocks of small and midsize companies.

Fidelity Freedom Funds – consist of shares in ten mutual funds (classified as “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year. Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches. The ten mutual funds available to Wyeth Plan participants are Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035, Freedom 2040, Freedom 2045* and Freedom 2050*.

NOTE 5 – MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Fidelity Management Trust Company (“Fidelity”) was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 6 – DEMUTUALIZATION

Principal Financial Group (“Principal”) and Prudential Life Insurance Company (“Prudential”), custodians of terminated defined contribution plans of which Wyeth is the successor both previously operated as mutual insurance companies. A mutual insurance company is considered to be owned by policyholders whose insurance contracts embody their rights as insured and as members of the mutual insurance company. In order to enhance their financial flexibility and to improve access to capital markets, Principal and Prudential became stock companies. In accordance with IRS and Department of Labor rulings, the proceeds of the demutualization shares of Principal and Prudential are to be used for the benefit of participants and to offset a portion of the Company matching contributions. At December 31, 2006, Principal and Prudential stocks held by the Plan were valued at $1,030,655, and $252,600, respectively, and at December 31, 2005 these stocks were valued at $832,776 and $215,325, respectively.

NOTE 7 – PLAN AMENDMENTS

The Plan was amended and restated in its entirety in 2006, including the addition of two safe- harbor hardship withdrawal provisions. A submission was sent to the Internal Revenue Service for a new determination letter on the qualified status of the Plan as required by applicable law.

The Plan was amended in 2005 to allow 100% vesting of employer contributions for affected participants due to the sale of Solgar Vitamin & Herb and Georgia Vermont Nutritionals. The Plan was also amended in 2005 to increase investment elections and to have elections made in whole percentages. The number of general purpose loans that a participant can receive was increased and participants are now charged for loan application and maintenance fees.

NOTE 8 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as amended effective February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 9 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 10 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 11 – INVESTMENTS

The fair market value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31, were as follows:

	2006	2005
Wyeth Common Stock	$435,489,379	$433,936,888

Fidelity Spartan U.S. Equity Index Fund	348,687,290	327,823,700

Fidelity Magellan Fund	256,150,423	262,865,625

Fidelity Balanced Fund	290,739,232	255,018,466

Fidelity Low-Priced Stock Fund	250,007,132	226,293,909

Fidelity International Discovery Fund	256,419,077	184,232,641

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $133,739,355 as follows:

Common Stocks	$46,786,715
Mutual Funds	86,952,640

Total	$133,739,355

NOTE 12 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2006	2005
Net Assets Available for Plan Benefits Per Financial Statements	$3,072,231,809	$2,755,925,178
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(5,044,082)	(5,360,164)

Net Assets Available for Plan Benefits per the Form 5500	$3,067,187,727	$2,750,565,014

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

Total investment income per the financial statements	$333,067,538
Adjustment from fair value to contract value for fully benefit responsive investment contracts	316,082

Total investment income per the Form 5500	$333,383,620

Schedule I

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Bank of America	Synthetic GIC 5.40% Wrapper Contract		$127,254,179 1,080,991

John Hancock Mutual Life Insurance	GIC 4.19% Due 12/15/10 GIC 4.78% Due 12/15/10		15,804,281 15,062,830

Metropolitan Life Insurance	GIC 4.24% Due 12/15/08 GIC 4.15% Due 6/15/09 GIC 4.22% Due 9/15/10		41,829,646 17,083,578 11,176,272

Monumental Life Insurance	GIC 6.22% Due 6/15/07 GIC 5.28% Due 9/17/09 GIC 4.90% Due 3/15/10 GIC 4.52% Due 3/15/11		7,502,274 13,571,275 22,461,553 29,061,741

New York Life Insurance	GIC 3.00% Due 3/16/09 GIC 5.00% Due 6/15/11		27,602,249 23,066,958

Principal Life Insurance	GIC 5.95% Due 3/14/07 GIC 4.07% Due 12/14/07 GIC 4.09% Due 12/14/09		14,432,707 41,735,203 22,090,119

Prudential Insurance	GIC 5.19% Due 12/15/11		21,144,624

Travelers Insurance	GIC 6.13% Due 3/31/08		28,517,060

CDC/IXIS Financial Products	Synthetic GIC 5.37% Wrapper Contract		100,727,219 855,651

SEI Financial Management	Collective Trust 4.43%		23,674,619

State Street Bank and Trust	Synthetic GIC 5.44% Wrapper Contract		100,625,201 854,785

*	Represents a Party-in-interest to the Plan.
**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Wyeth*	Common Stock 11,708,365 shares		435,489,379

Fidelity Management Trust Company*	Fidelity STIF Interest Bearing Cash		47,336,315

Principal Financial Group	Common Stock 17,558 shares		1,030,655

Prudential Financial Inc.	Common Stock 2,942 shares		252,600

Fidelity Management Trust Company*	Magellan Fund 2,861,376 shares		256,150,423

Fidelity Management Trust Company*	Balanced Fund 14,963,419 shares		290,739,232

Fidelity Management Trust Company*	International Discovery Fund 6,762,106 shares		256,419,077

Fidelity Management Trust Company*	Spartan U.S. Equity Index Fund 6,948,730 shares		348,687,290

Fidelity Management Trust Company*	Low-Priced Stock Fund 5,742,010 shares		250,007,132

Fidelity Management Trust Company*	Real Estate Investment Fund 1,692,064 shares		61,540,358

Fidelity Management Trust Company*	New Markets Income Fund 1,757,541 shares		26,011,600

*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company*	Capital Appreciation Fund 1,307,086 shares		35,435,110

Fidelity Management Trust Company*	High Income Fund 1,131,250 shares		10,249,124

Fidelity Management Trust Company*	Freedom Fund 2005 83,988 shares		975,100

Fidelity Management Trust Company*	Freedom Fund 2010 498,167 shares		7,283,199

Fidelity Management Trust Company*	Freedom Fund 2015 713,395 shares		8,703,423

Fidelity Management Trust Company*	Freedom Fund 2020 463,102 shares		7,191,967

Fidelity Management Trust Company*	Freedom Fund 2025 742,194 shares		9,477,817

Fidelity Management Trust Company*	Freedom Fund 2030 382,839 shares		6,136,902

Fidelity Management Trust Company*	Freedom Fund 2035 393,655 shares		5,192,304

Fidelity Management Trust Company*	Freedom Fund 2040 659,604 shares		6,253,047

*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 045

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company*	Freedom Fund 2045 16,228 shares		174,291

Fidelity Management Trust Company*	Freedom Fund 2050 19,874 shares		213,651

Morgan Stanley	MSIFT Value Portfolio - Adviser Class 4,055,408 shares		72,267,379

Pacific Investment Management Company	PIMCO Total Return 1,412,179 shares		14,658,416

OppenheimerFunds	Developing Markets Fund 3,244,095 shares		133,689,163

RS Investment Management Co.	RS Partners Fund 39,700 shares		19,944,030

Participant loans*	Rates ranging from 5.0% to 10.5% Due through 2022		39,784,990

Total Investments			$3,058,508,989

*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.